Exhibit 99.2

JD.com Chief Financial Officer Sidney Huang to Retire in September 2020

Sandy Xu, Senior Vice President of JD.com and CFO of JD Retail, Appointed as Successor in Pre-planned Transition

BEIJING, Mar. 2 2020 — JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced that Sidney Huang, Chief Financial Officer of JD.com, will retire in September 2020. Sandy Xu, currently Senior Vice President of JD.com and CFO of JD Retail, will succeed Mr. Huang as the Chief Financial Officer of JD.com and report to Richard Liu, Chairman and Chief Executive Officer. Mr. Huang will begin the process of handing the CFO role over to Ms. Xu beginning in June, leaving ample time for a seamless transition until Sidney’s retirement in September. Mr. Huang will also serve as a senior consultant to the company following his retirement.

“Sidney has served as our CFO over the past six and a half years as JD.com grew revenue over 7 times from RMB 69 billion in 2013 to RMB 577 billion in 2019, and achieved important milestones including our successful IPO in the US and the remarkable expansion of our business scope,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “As CFO, Sidney has enhanced the value of JD.com by continuously improving our financial management system, providing deep insights and effective support for our business development, and establishing confidence in JD among the investor community. His leadership, integrity, fairness and professional expertise have made tremendous contributions to JD.com, earning respect and commendation throughout the company. I am deeply grateful that JD has had Sidney to help overcome the many challenges we have faced. We have offered a retirement plan for Sidney and his family, and we wish him all the best in his well-deserved retirement.”

“Sidney has designed a detailed succession plan to transition his responsibilities to Sandy. As CFO of JD Retail, Sandy has contributed significantly to both the business and finance functions, demonstrating a clear understanding of our business and strong leadership,” Mr. Liu continued. “With her impressive professional experience and broad international perspective, I am confident that she will be a great CFO for JD.com going forward.”

“It’s truly been a privilege for me to have served JD.com through some of its most exciting and rewarding years, and I now look forward to spending more time with my family and on other personal interests,” said Mr. Huang. “I have much gratitude for Richard for his trust and support during the years we’ve worked together, and I feel fortunate to have worked with so many highly talented JD colleagues. I am also delighted to have known and worked closely with Sandy since she joined JD. With her deep professional experience and understanding of the company, Sandy is clearly the ideal person to take over the CFO role.”

Sandy Xu currently serves as Senior Vice President of JD.com. She oversees group finance, accounting and tax functions in addition to serving as the CFO of JD Retail where she has played a critical role in improving JD Retail’s financial and operational performance in 2019. Prior to joining JD.com in July 2018, Sandy was an audit partner at PricewaterhouseCoopers and had nearly 20 years’ experience at PricewaterhouseCoopers in its Beijing and San Jose offices, focusing on the TMT industry and U.S. capital markets. Sandy was a Certified Public Accountant in both China and the United States. She received her bachelor’s degree with double majors in information science and economics from Peking University.

About JD.com, Inc.

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Ruiyu Li

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com